17008415

SEC
Mail Processing
Section
MAR 0 1 2017
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DaVinci Capital Management, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Cambridge Street
(No. and Street)

Cambridge	**MA**	**02141**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J McSweeney **(617) 354-3222**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Brace & Associates, PLLC
(Name - if individual, state last, first, middle name)

142 Lowell Road, Unit 17 #219	**Hudson**	**NH**	**03051**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James J. McSweeney, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of DaVinci Capital Management, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Subscribed and sworn
to before me
this 27th day of February 2017

James F. Toohey, Jr.
Notary Public

JAMES F. TOOHEY, JR.
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 19, 2021

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVINCI CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2016

TABLE OF CONTENTS

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Davinci Capital Management, Inc.

We have audited the accompanying statement of financial condition of Davinci Capital Management, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Davinci Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davinci Capital Management, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Davinci Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Davinci Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 25, 2017

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	95,366
Receivables from clearing organizations		70,592
Deposits with clearing organization		28,028
Prepaid expenses		52
Marketable securities		60,408
Property and equipment, net		1,118
	$	255,564

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	65,355
Due to related party		85,889
		151,244
Stockholder's equity:		
Common stock, no par value, Authorized 10,000 class A voting shares and 10,000 class B non-voting shares; issued and outstanding 900 class A shares		18,000
Additional paid-in capital		758,606
Accumulated deficit		(706,744)
Accumulated other comprehensive income		34,458
		104,320
	$	255,564

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2016

Revenues:		
Commission income	$	852,352
Interest and dividend income		1,047
		853,399
Operating expenses:		
Clearing charges		29,221
Commissions		601,082
Computer expenses		13,808
Depreciation expense		601
Dues and subscriptions		5,433
Equipment rental		2,656
Insurance		12,991
Maintenance agreement		2,000
Office expense		5,168
Office rent		30,000
Payroll taxes		5,603
Professional fees		17,073
Regulatory expenses		48,936
Salaries		73,442
Taxes - other		567
Utilities		1,543
		850,124
Net income	$	3,275

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF COMPREHENSIVE INCOME
Year Ended December 31, 2016

Net income	$	3,275
Other comprehensive income:		
Unrealized gain on investments		8,055
Comprehensive income	$	11,330

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2016

	Class A Common Stock Shares	Class A Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2016	900	$ 18,000	$ 758,606	$ (710,019)	$ 26,403	$ 92,990
Net income	-	-	-	3,275	-	3,275
Capital contributions	-	-	-	-	-	-
Unrealized holding gain on marketable securities	-	-	-	-	8,055	8,055
Balance, December 31, 2016	900	$ 18,000	$ 758,606	$ (706,744)	$ 34,458	$ 104,320

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

Cash flows from operating activities:		
Net income	$	3,275
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation expense		601
Changes in operating assets and liabilities:		
Receivables from clearing organizations		(4,179)
Deposits with clearing organization		(3)
Prepaid expenses		(12)
Accounts payable and accrued expenses		(341)
Net cash used for operating activities		(659)
Cash flows from financing activities		
Purchase of property and equipment		(562)
Net cash used in financing activities		(562)
Net decrease in cash during the year		(1,221)
Cash, beginning of year		96,587
Cash, end of year	$	95,366
Supplemental cash flow information:		
Cash paid during the year for:		
Corporate taxes	$	456

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

Note 1 **Organization and nature of business**

DaVinci Capital Management, Inc. (the "Company") was incorporated in December 1998 and is a Delaware Corporation that is wholly owned by Airgead LLC ("Airgead"). The Company operates as a broker-dealer and registered investment advisor in the New England area. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 **Summary of significant accounting policies**

Revenue recognition
Revenue is recognized when commissions and other income are earned and the amounts can be reasonably estimated.

Receivables from broker-dealers and clearing organizations
Receivables from broker-dealers and clearing organizations consist of commissions due under normal trade terms. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2016 there was no reserve for uncollectible receivables.

Marketable securities
The Company accounts for its marketable securities at fair value, as the Company has categorized them as available-for-sale securities. Accordingly, unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income, which is a separate component of stockholder's equity. Realized gains or losses are computed based on specific identification of securities that are sold and are included in earnings.

Property and equipment
Property and equipment is stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred.

Income taxes
The Company accounts for income taxes using an asset and liability approach. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Note 2 **Summary of significant accounting policies (continued)**

Income taxes (continued)
Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense or benefit from income taxes is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Income tax positions
The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value
Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting standards more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 8). The Company's financial and nonfinancial assets and liabilities reflected in the financial statements at fair value consist of marketable securities.

DAVINCI CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
December 31, 2016

Note 2 **Summary of significant accounting policies (continued)**

Fair value of financial instruments

The carrying amounts of financial instruments, including cash, receivables from clearing organizations, deposits with clearing organizations, prepaid expenses, due from and to related party, and accounts payable and accrued expenses approximates fair value due to the short term maturities of these assets and liabilities.

Note 3 **Deposits with clearing organization**

The Company contracted with National Financial Services, Inc. ("NFS") to act as their clearing agent. In connection with this agreement, NFS has required the Company to maintain a deposit of $25,000 which is held in an interest bearing account and is included in deposits with clearing organizations on the accompanying statement of financial condition.

Note 4 **Securities owned**

The Company owns common stock in the NASDAQ Stock Market, Inc. These securities are deemed to be readily marketable. The estimated fair value at December 31, 2016 was $60,408, as determined by quoted market prices. The cost of the securities was $25,950.

Note 5 **Property and equipment**

Property and equipment consisted of the following at December 31, 2016:

	Estimated Useful Lives	
Computer equipment	3 years	$49,385
Leasehold improvements	Life of lease	4,056
		53,441
Less accumulated depreciation and amortization		52,323
		$1,118

Depreciation expense for the year ended December 31, 2016 was $601.

Note 6 **Income taxes**

The deferred tax asset, and related valuation allowance, includes the following components at December 31, 2016:

	Federal	State	Total
Deferred tax asset	$75,000	$14,000	$89,000
Valuation allowance	(75,000)	(14,000)	(89,000)
Net deferred tax asset	$ -	$ -	$ -

The Company recognizes deferred taxes for operating losses that are available to offset future federal and state income taxes. The Company has available net operating loss carryforwards of approximately $263,000 for federal and $177,000 for Massachusetts state tax purposes. The federal and state net operating losses can be used to offset future taxable income and expire at various dates through December 2036 and December 2021, respectively.

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This reduction is necessary due to uncertainty as to the Company's ability to utilize all of its net operating loss carryforwards before they expire. The change in the valuation allowance for the year ended December 31, 2016 was a decrease of $4,000.

Note 7 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital ratio, as defined, shall not exceed 15 to 1.

At December 31, 2016 the Company's net capital was $68,427, which was $58,344 in excess of its required net capital of $10,083. The Company's aggregate indebtedness to net capital was 221%.

Note 8 **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually) be measured at fair value.

Note 8 **Fair value measurements (continued)**

These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 – Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2016.

Marketable securities: Consist of equity securities valued using quoted market prices.

Note 8 **Fair value measurements (continued)**

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at December 31, 2016:

Financial asset	December 31, 2016	Level 1	Level 2	Level 3
Equity securities	$60,408	$60,408	$ -	$ -
Total	$60,408	$60,408	$ -	$ -

Note 9 **Related party transactions**

Airgead's majority shareholder controls Comprehensive Insurance Providers ("CIP"). The Company leases its office space as a tenant at will from CIP Real Estate, LLC whose majority member also controls CIP. Rent expense was $30,000 for the year ended December 31, 2016.

As of December 31, 2016, the Company has an outstanding payable in the amount of $85,889, to CIP, for amounts owed under the expense sharing agreement.

Note 10 **Expense sharing agreement**

The Company has entered into an expense sharing agreement with a related entity under common control. Under the agreement a portion of salaries and related expenses of the related entity, that are determined to be attributable to activities of the Company, are allocated to the Company.

Note 11 **Subsequent events**

The Company has evaluated all events or transactions that occurred after December 31, 2016 through the date of the Report of Independent Registered Public Accounting Firm on the financial statements, which is the date that the financial statements were available to be issued.

DAVINCI CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2016

Net capital			
Stockholder's equity		$	104,320
Deductions and charges:			
Nonallowable assets:			
Receivables from clearing organizations	(21,074)		
Prepaid expenses	(52)		
Property and equipment, net	(1,118)		(22,244)
Net capital before haircuts on securities positions			82,076
Haircuts on securities:			
Trading and investing securities	9,622		
Undue concentration	4,027		13,649
Net capital		$	68,427
Aggregate indebtedness			
Accounts payable and accrued expenses		$	151,244
Computation of basic net capital requirement			
Minimum net capital required		$	10,083
Minimum dollar net capital required			5,000
Net capital requirement			10,083
Excess net capital		$	58,344
Net capital less 10% of aggregate indebtedness		$	53,303
Percentage of aggregate indebtedness to net capital			221%
Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2016)			
Net capital, as reported in Company's part II (unaudited) focus report		$	68,427
Net capital as reported above		$	68,427

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Davinci Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Davinci Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Davinci Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Davinci Capital Management, Inc. stated that Davinci Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Davinci Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Davinci Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 25, 2017

DAVINCI
Davinci Capital Management, Inc.

801 Cambridge Street
Cambridge, MA 02141
Tel (617) 354-3222
Fax (617) 354-0112
info@davinci401k.com

DAVINCI CAPITAL MANAGEMENT EXEMPTION REPORT

DAVINCI CAPITAL MANAGEMENT, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Excemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states that following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

By: ____________________

Title: President

Date: January 23, 2017

DAVINCI CAPITAL MANAGEMENT, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2016

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

142 LOWELL ROAD, UNIT 17 #219 HUDSON, NH 03051 TEL. (603) 889-4243

FAX (603) 369-6019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Shareholders of Davinci Capital Management, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Davinci Capital Management, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Davinci Capital Management, Inc.'s compliance with the applicable instructions of Form SIPC-7. Davinci Capital Management, Inc.'s management is responsible for Davinci Capital Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in July 2016 and January 2017, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Hudson, NH

February 25, 2017

DAVINCI CAPITAL MANAGEMENT, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2016

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$ 367**
Less Payments Made:		
Date Paid	**Amount**	
7-25-16	**$ 107**	
		(107)
Interest on late payment(s)		
Total Assessment Balance or Overpayment		**$ 260**
Payment made with Form SIPC 7		**$ 260**

See Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

DAVINCI CAPITAL MANAGEMENT, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2016

Total revenue	**$ 861,869**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**677,337**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**29.221**
Net gain from securities in investment accounts	**8,055**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**415**
Total deductions	**$ 715,028**
SIPC NET OPERATING REVENUES	**$ 146,841**
GENERAL ASSESSMENT @ .0025	**$ 367**

See Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)